Act: 1934
Section: 15(d)
Rule:
Public Availability: 11-13-2014

14008359

DC

November 13, 2014

No Act
PE 11/11/14

Received SEC

NOV 1 3 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Orbit International Corp.
Incoming letter dated November 11, 2014

Based on the facts presented, the Division will not object if Orbit International stops filing periodic and current reports under the Securities Exchange Act of 1934, including its Form 10-Q for the quarter ended September 30, 2014. In reaching this position, we note that Orbit International has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Orbit International will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2014.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

November 13, 2014

Mail Stop 4561

Irvin Brum, Esq.
Ruskin Moscou Faltischek P.C.
Counselors at Law
East Tower, 15Th Floor, 1425 RXR Plaza
Uniondale, New York 11556-1425

Re: Orbit International Corp.

Dear Mr. Brum:

In regard to your letter of November 11, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

RMF
RUSKINMOSCOUFALTISCHEK P.C.
Counselors at Law

Writer's Direct Dial: (516) 663-6600
Writer's Direct Fax: (516) 663-6601

Rule 12h-3 under the Securities Exchange Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

November 11, 2014

VIA ONLINE SUBMISSION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Orbit International Corp. – Commission File No. 0-3936

Ladies and Gentlemen:

On behalf of our client, Orbit International Corp., a Delaware corporation (the "Company" or "Orbit"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with Orbit's view that the updating of Orbit's registration statements on Form S-8 and Form S-3 as a result of the S-3 and S-8's incorporation by reference of Orbit's Annual Report on Form 10-K for the year ending December 31, 2013, will not preclude Orbit from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission current and periodic reports required by Sections 13(a) and 15(d) of the Exchange Act, including its Quarterly Report on Form 10-Q for the quarter ending September 30, 2014 and its Annual Report on Form 10-K for the year ending December 31, 2014. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt Orbit from the requirement to file its current and periodic reports under Section 15(d) of the Exchange Act, including its Quarterly Report on Form 10-Q for the quarter ending September 30, 2014 and its Annual Report on Form 10-K for the year ending December 31, 2014. Subject to the Staff's concurrence with the request set forth in this letter, Orbit intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Sections 13(a) and 15(d) of the Exchange Act, prior to the November 14, 2014 filing deadline for its Quarterly Report on Form 10-Q for the quarter ending September 30, 2014.

Corporate Background

Orbit International Corp. was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, its state of incorporation was changed from New York to Delaware and in July 1991, its name was changed to Orbit International Corp.

Orbit conducts its operations through its Orbit Instrument Division ("Orbit Instrument") and its wholly owned subsidiaries, Behlman Electronics, Inc. ("Behlman"), Tulip Development Laboratory, Inc. ("TDL") and Integrated Consulting Services, Inc. ("ICS"). Through Orbit Instrument and TDL, Orbit is engaged in the design, manufacture and sale of customized electronic components and subsystems. ICS, based in Louisville, Kentucky, performs systems integration for gun weapons systems and fire control interface, cable and harness assembly, as well as logistics support and documentation. Behlman is engaged in the design and manufacture of high quality commercial power units, AC power, frequency converters, uninterruptible power supplies and commercial-off-the-shelf power solutions.

During the recent three fiscal years and the portion of the current year preceding the date of this letter, Orbit has been and remains current in all of its periodic and current reports. Orbit represents that it will comply with its reporting obligations under Section 13(a) until the filing of Orbit's Form 15 pursuant to Rule 12h-3 which shall discontinue its reporting obligation under Sections 13(a) and 15(d) of the Exchange Act. Orbit's fiscal year ends on December 31 of each year.

Orbit's common stock, par value $0.10 per share (the "Common Stock"), currently trades on the OTC Pink marketplace, operated by OTC Markets Group ("OTC Pink Marketplace") under the symbol "ORBT." As of November 10, 2014, Orbit had 4,485,118 shares of Common Stock outstanding which were held by 145 record stockholders. Orbit has 112,575 restricted stock grants currently outstanding under its 2003 Employee Plan (as hereinafter defined). All of these restricted stock grants are still subject to vesting and other plan restrictions. Orbit also has currently outstanding options to purchase 82,898 shares of Common Stock under its 2006 Employee Plan (as hereinafter defined). All of these restricted stock grants and stock options are currently held by five people, each of whom is included in the calculation of the Company's registered holders. These restricted stock grants and stock options represent the only outstanding rights to acquire Common Stock. Except for the aforementioned restricted stock grants, stock options and Common Stock, Orbit has no other outstanding class of equity securities and has no outstanding debt securities. Orbit's Common Stock are the only securities of Orbit registered or required to be registered under Section 12 or subject to a reporting obligation under Section 15(d) of the Exchange Act. Orbit is not required pursuant to any agreement or obligation to submit, provide or file reports under the Exchange Act with the Commission or any other person, and Orbit will not do so on a voluntary basis.

Pursuant to Rule 12d2-2(d)(1) of the Exchange Act, on October 20, 2014 Orbit filed its application on Form 25 to remove Orbit's Common Stock from listing on Nasdaq, which became effective on October 30, 2014. Following the effectiveness of the Form 25, the Common Stock began trading on the OTC Pink Marketplace. Additionally, pursuant to Rule 12d2-2(d)(2), the application on Form 25 also served to withdraw the registration of Orbit's Common Stock under Section 12(b) of the Exchange Act and is expected to become effective on January 28, 2015 which is 90 days after the Form 25 was filed with the Commission. However, pursuant to Rule 12d2-2(d)(5), Orbit's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its Common Stock under Section 12(b) of the Exchange Act was suspended upon the effective date for the delisting of the Company's Common Stock, which occurred on October 30, 2014.

Prior to 2006, Orbit's Common Stock was quoted on the Nasdaq Capital Market exchange ("Nasdaq"), was registered pursuant to Section 12(g) and was subject to the reporting obligations under Section 13(a) of the Exchange Act. In 2006, when Nasdaq became a national securities exchange, Orbit's Common Stock became automatically registered under Section 12(b) of the Exchange Act. As a result of filing of the Form 25, and the removal of Orbit's Common Stock from listing on Nasdaq, Orbit again became subject to Section 12(g) of the Exchange Act and, as a result, now remains subject to the reporting requirements of Section 13(a) of the Exchange Act.

Orbit intends to deregister its Common Stock under 12(g) of the Exchange Act. Orbit intends to file a Form 15 with the Commission to suspend its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock under Section 12(g) is expected 90 days after Orbit files and certifies on Form 15 that each class of securities is held of record by fewer than 300 persons. However, under Rule 12g-4(b), Orbit's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock under Section 12(g) of the Exchange Act will be suspended immediately upon Orbit's filing of the certification on the Form 15 filing. The suspension of Orbit's reporting obligations under Section 12(g) of the Exchange Act will automatically revive Orbit's reporting obligations under Section 15(d) of the Exchange Act. However, subject to the Staff's concurrence with Orbit's request as set forth in this letter, Orbit intends to file the Form 15 so that it is filed not only pursuant to Rule 12g-4(a) but also pursuant to Rule 12h-3. This will have the effect of simultaneously suspending Orbit's reporting obligations under both Section 13(a) and Section 15(d) of the Exchange Act. Subject to the Staff's concurrence, the Form 15 will be filed prior to the November 14, 2014 due date for Orbit's Form 10-Q for the quarter ended September 30, 2014. Orbit will continue to file with the

Commission all required periodic and current reports until the date it files its Form 15 to suspend immediately its duty to file reports under Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3.

Orbit acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and Orbit will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Registration Statements

Orbit has on file with the Commission the following registration statements registered under the Securities Act of 1933, as amended (the "Securities Act"):

- ***Form S-8 (File No. 333-25979).*** This registration statement registered the offer and sale of an aggregate of up to 1,650,000 shares of Common Stock. Of these, up to 1,500,000 shares of Common Stock were registered in connection with the Orbit International Corp. 1995 Employee Stock Option Plan (the "1995 Employee Plan") and up to 150,000 shares of Common Stock were registered in connection with the Orbit International Corp. 1995 Stock Option Plan for Non-Employee Directors (the "1995 Directors Plan"). This registration statement became effective automatically upon its initial filing on April 28, 1997. The 1995 Employee Plan and the 1995 Directors Plan have expired.

- ***Form S-8 (File No. 333-69410).*** This registration statement registered the offer and sale of an aggregate of up to 750,000 shares of Common Stock. Of these, up to 200,000 shares of Common Stock were registered in connection with the Orbit International 2000 Employee Stock Option Plan (the "2000 Employee Plan"), up to 500,000 additional shares of Common Stock were registered in connection with the 1995 Employee Plan, and up to 50,000 additional shares of Common Stock were registered in connection with the 1995 Directors Plan. This registration statement became effective automatically upon its initial filing on September 14, 2001. The 2000 Employee Plan, the 1995 Employee Plan and the 1995 Directors Plan have expired.

- ***Form S-8 (File No. 333-122575).*** This registration statement registered the offer and sale of an aggregate of 475,000 shares of Common Stock. Of these, up to 437,500 shares of Common Stock were registered in connection with the Orbit International Corp. 2003 Employee Stock Incentive Plan (the "2003 Employee Plan") and up to 37,500 additional shares of Common Stock were registered in connection with the 1995 Directors Plan. This registration statement became effective automatically upon its initial filing on February 4, 2005. The 1995 Directors Plan has expired. The 2003 Employee Plan has expired but 112,575 restricted stock grants issued pursuant to the 2003 Employee Plan remain outstanding.

- ***Form S-8 (File No. 333-159686).*** This registration statement registered the offer and sale of an aggregate of 350,000 shares of Common Stock. Of these, up to 100,000 shares of Common Stock were registered in connection with the Orbit International 2009 Independent Directors Incentive Stock Plan (the "2009 Directors Plan") and up to 250,000 shares of Common Stock were registered in connection with the Orbit International 2006 Employee Stock Incentive Plan (the "2006 Employee Plan"). This registration statement became effective automatically upon its initial filing on June 3, 2009. Orbit's stockholders did not approve the Orbit International 2009 Directors Plan and no shares were, or will be, awarded under this Plan. The 2006 Employee Plan remains in effect.

- ***Form S-3 (File No. 333-130629).*** This resale registration statement registered the offer and sale of an aggregate of 206,129 shares of Common Stock of four stockholders. The 206,129 shares of Common Stock registered pursuant to the Registration Statement on Form S-3 were issued to the selling stockholders as consideration for Orbit's acquisition of TDL. These shares of Common Stock were registered pursuant to the terms of a registration rights agreement that Orbit entered into with the selling stockholders in connection with the acquisition of TDL. This registration statement was filed on December 2, 2005, was subsequently amended on January 10, 2006, and was declared effective on January 11, 2006.

The registration statements on Form S-3 and Form S-8 identified above were automatically updated in 2014 under Section 10(a)(3) of the Securities Act in connection with the filing of Orbit's Annual Report on Form 10-K for its fiscal year ended December 31, 2013. No sales were made under any of such registration statements during the current fiscal year. On October 9, 2014, the Company filed a post-effective amendment to the Form S-3 to remove from registration all shares of Common Stock registered thereunder, and such post-effective amendment was declared effective on October 20, 2014. On October 9, 2014, the Company filed post-effective amendments to each of the Form S-8 Registration Statements described above to remove from registration any unsold securities under such registration statements. Each post-effective amendment to the S-8 Registration Statements was effective immediately upon filing.

Discussion

Orbit's management became concerned with the substantial financial burden and the minimal benefits derived from being a U.S. public company. After careful consideration, the Board of Directors of Orbit determined that the benefits of remaining a public company were outweighed by the burden and expense associated with being a public company and that it is in the best interests of Orbit and its stockholders to voluntarily delist Orbit's Common Stock from Nasdaq and deregister its shares with the Commission.

In connection therewith, on October 20, 2015 the Company filed a Form 25 to voluntarily delist from Nasdaq. Pursuant to Rule 12d2-2(d)(1) of the Exchange Act, the application on Form 25 to remove the Company's Common Stock from listing on Nasdaq became effective on October 30, 2014, 10 days after the Form 25 was filed with the Commission. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of the Company's Common Stock under Section 12(b) of the Exchange Act will become effective 90 days after the Form 25 is filed with the Commission. However, pursuant to Rule 12d2-2(d)(5), the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its Common Stock under Section 12(b) of the Exchange Act was suspended upon the effective date of the delisting of Orbit's Common Stock. At that point, the Company then became subject to Section 12(g) of the Exchange Act and remains subject to the reporting requirements of Section 13(a) of the Exchange Act.

Orbit intends to file a Form 15 with the Commission in order to: (i) deregister the Common Stock under Section 12(g) of the Exchange Act and (ii) suspend its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock under Section 12(g) is expected 90 days after Orbit files and certifies on Form 15 that each class of its securities is held of record by fewer than 300 persons. However, under Rule 12g-4(b), Orbit's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock under Section 12(g) of the Exchange Act will be suspended immediately upon Orbit's filing of the certification on Form 15.

Notwithstanding the suspension of the Company's reporting obligation pursuant to Section 13(a) as a result of the deregistration of its Common Stock under Section 12(b) and Section 12(g) of the Exchange Act upon the Company's filing of the Form 15 pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the Company to file reports for the remainder of the current fiscal year because the Company previously filed the S-3 and S-8 Registration Statements which were automatically updated upon the incorporation therein of the Company's Annual Report on Form 10-K for the year ending December 31, 2013, which was filed with the Commission on March 31, 2014.

Under Rule 12h-3(a) and (b), an issuer's duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act is suspended immediately upon filing a Form 15 with the Commission if, with respect to the class of securities, the number of record holders is fewer than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As of November 10, 2014, Orbit satisfies Rule 12h-3(a) and (b)'s requirements, because (i) there are 145 record holders and (ii) Orbit has filed all reports required by Rule 12h-3(a) during the preceding three fiscal years and the portion of the current fiscal year through the date of this letter. However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings. As such, a literal interpretation of Rule 12h-3(c) would prevent Orbit from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because its latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above by reference under Section 10(a)(3). In the absence of Rule 12h-3(c), upon the suspension of Orbit's reporting obligations under Section 12(b) and Section 12(g) of the Exchange Act, Orbit would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also Gasco Energy, Inc. (available March 26, 2014); iSecuretrac Corp. (available January 29, 2014); Intraop Medical Corp. (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); and Mail.com Business Messaging Services, Inc. (available March 27, 2000).

Orbit respectfully submits that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring Orbit to continue to report would not further that purpose since no sales have been made under the registration statements during the current fiscal year.

As discussed more fully above, Orbit has filed post-effective amendments to each of the registration statements on Forms S-8 and S-3 identified above to deregister any Common Stock that remained unsold. The post-effective amendments to the registration statements on Form S-8 became effective on October 9, 2014. The post-effective amendment to the registration statement on Form S-3 became effective on October 20, 2014. Accordingly, due to the Common Stock being deregistered under the registration statements, no investors will be able to purchase securities pursuant to these registration statements; therefore, the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See e.g., Gasco Energy, Inc. (available March 26, 2014); iSecuretrac Corp. (available January 29, 2014); Sielox, Inc. (available March 29, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section l5(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. See, e.g., China Shenghuo Pharmaceutical Holdings, Inc. (available July 19, 2012); Intraop Medical Corp. (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); and PlanetTechnologies, Inc. (available February 7, 2008).

The preparation of the Form 10-K and 10-Q imposes significant financial and management burdens on Orbit, a company which has experienced continued revenue decline and operating losses. After accounting for the expenses that Orbit expects to incur in order to provide audited financial statements in connection with its credit agreement, Orbit estimates annual cost savings of approximately $118,000 relating to its annual Form 10-K filing, with such savings attributable to XBRL and Edgar fees as well as legal and accounting expenses. Furthermore, while Orbit plans to continue to provide unaudited quarterly financial statements on its website, Orbit would additionally save approximately $103,000 on an annual basis relating to its Form 10-Q filings, with such savings attributable to XBRL and Edgar fees as well as legal and accounting expenses.

In addition, reductions in staffing levels and the lack of internal accounting and financial support due to cost cutting initiatives has made it difficult for Orbit to devote necessary resources to meet its ongoing reporting requirements under the Exchange Act, including the preparation of its Form 10-K and Form 10-Q. Orbit's management and staff are also required to devote a substantial amount of time and effort in preparing the Form 10-K and 10-Q which serves as a distraction from their respective duties to the Company. These burdens and efforts are disproportionate to the number of record holders and to the benefits to be derived given the limited trading activity in the Common Stock. Based on public filings, more than 49% of the Common Stock is beneficially held by thirteen individuals and institutions. In addition, the Common Stock has historically seen low turnover and trading activity is thin. The average daily trading volume in the Common Stock during the preceding 12 months was approximately 18,900 shares. During the same period, there were nine trading days on which there were no transactions in the Common Stock, and nineteen trading days in which there were less than 1,000 shares traded.

Furthermore, Orbit has not utilized the capital markets to raise money through a registered primary offering since 1983. In addition, there are 112,575 restricted stock grants currently outstanding (that are subject to vesting and other plan restrictions) under the 2003 Employee Plan and options to purchase 82,898 shares of Common Stock currently outstanding under the 2006 Employee Plan which are currently held by five people. No securities under any of the other equity incentive or other plans referenced above are outstanding. All five of the people holding the outstanding options and restricted stock are current officers, employees and/or directors of Orbit. Additionally, Orbit's current Chief Executive Officer is the holder of the only currently outstanding option, which was granted under the 2006 Employee Plan. Notwithstanding the termination of the registration statements on the Forms S-3 and S-8 identified above, Orbit's Chief Executive Officer will not be disadvantaged by the absence of the Form 10-K or any other periodic report under the Exchange Act because, as a current Orbit executive officer, he will have access to information about Orbit prior to making a decision to exercise any options. As all other securities consist of restricted stock, the holders thereof will not be so disadvantaged as they have already been issued and no investment decision will ever be required.

Orbit has informed us that it intends to continue to post on its website unaudited quarterly financial information and, due to requirements in Orbit's existing credit agreement it will also provide audited annual financial information. It is our view that the benefit to those few persons holding options and restricted stock under the 2003 Employee Plan or the 2006 Employee Plan is outweighed by the excessive cost to Orbit of being required to file the Form 10-K or any other reports. In this instance, there is very little benefit to the investing public to be had by requiring Orbit to file the Form 10-K under the Exchange Act. Conversely, Orbit would incur substantial time and expense preparing the Form 10-K, as discussed above. The policy rationale underlying Rule 12h-3(c) is not applicable to Orbit's effective registration statements, since, as noted above, Orbit filed post-effective amendments to its registration statements on Form S-8 and S-3 that removed from registration any unsold securities under such registration statements. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See e.g., Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

In Orbit's circumstances, the financial burdens of filing the Form 10-K are disproportionate to any benefits. Orbit publicly reported losses for the 2013 fiscal year and for each of the first two quarters of the 2014 fiscal year, and Orbit has instituted broad cost reduction measures in an effort to return to profitability, including consolidation of its TDL operating facility into its Hauppauge, New York operation and the consolidation of its two operating facilities in Louisville, Kentucky into one smaller operating facility. It will also make its financial information available on its website, including for the fiscal year ending December 31, 2014. Orbit believes that the funds spent to prepare and file the Form 10-K and otherwise ensure compliance with Commission regulations could be used more effectively by returning them to stockholders in the form of corporate earnings or by investing them in internal projects intended to increase stockholder returns. Under the circumstances, the costs associated with preparing and filing the Form 10-K are unnecessary and excessively burdensome, particularly in light of the limited benefits Orbit's stockholders and the investing public are likely to receive through its filing.

Once Orbit terminates its reporting status, Rule 701 under the Securities Act will permit it to offer and sell securities pursuant to the 2003 Employee Plan, the 2006 Employee Plan, or any other equity incentive plan it may adopt, in compliance with Rule 701. See New City Communications, Inc. (available October 7, 1988). Orbit has informed us that after the filing of the Form 15, issuance of securities pursuant to all of such equity incentive plans will comply with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The 2003 Employee Plan and the 2006 Employee Plan satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Orbit will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). Therefore, any shares of Common Stock acquired upon the exercise of any options or upon the vesting of the restricted stock may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration. Accordingly, Orbit acknowledges, and will advise all of its option and restricted stock holders, that Common Stock acquired upon the exercise of options or upon the vesting of restricted stock may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration. Therefore, shares acquired upon the exercise of an option or the vesting of restricted stock may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See e.g., Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs with Orbit's view that the updating of its registration statements on Form S-3 and S-8 identified above pursuant to Securities Act Section 10(a)(3) during the fiscal year ended December 31, 2013 will not preclude it from using Rule 12h-3 under the Exchange Act to suspend its duty to file with the Commission current and periodic reports, including the Form 10-K, required by Section 15(d) of the Exchange Act and the rules promulgated thereunder, with respect to the fiscal year in which Orbit's registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, Orbit will file a Form 15 certification requesting simultaneously (a) the termination of the registration of the Company Common Stock registered under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic mail.

If you have any questions or require additional information, please contact the undersigned.

Very truly yours,

Irvin Brum, Esq.
For the Firm